WILMER CUTLER PICKERING
                               HALE AND DORR LLP
                                100 Light Street
                              Baltimore, MD 21202
                                  410-986-2820






March 23, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-0303


        Attention: Michael Pressman, Esq.
                   Division of Corporation Finance Office of
                         Mergers and Acquisitions

        Re:        Meridian Healthcare Growth and Income Fund Limited
                         Partnership (the "Fund")
                   Schedule 14D-9 filed March 14, 2005
                   File No. 5-80594

Dear Ladies and Gentlemen:

         Attached hereto for electronic filing on behalf of the Fund pursuant to the Securities Exchange Act of 1934, as amended, and Rule 14d-9 thereunder, is Amendment No. 1 to the Fund's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Amendment").

         This letter responds to comments of the staff of the Commission transmitted by letter dated March 21, 2005 relating to the Fund's Schedule 14D-9 filed March 14, 2005. For the staff's convenience, its comments are restated below, followed by the Fund's responses.

         Item 4

         Comment 1. We note your statement that the offer price is less than the Fund's liquidation value. Please explain your basis for that statement and, if practicable, quantify your liquidation value.

         Response. Item 4 has been revised and restated. Disclosure has been added to the fifth paragraph of revised Item 4 specifying that the General Partners presently estimate that the net cash proceeds from the Sale (after payment of $500,000 pursuant to an escrow agreement to secure Seller's indemnification obligations under the Purchase Agreement, creation of a reserve for payment of unassumed liabilities and obligations relating to the business of the Fund and the ownership, management, operation and maintenance of the Facilities prior to the closing, and the payment of transaction expenses and prorated expenses) will be approximately $31,000,000, or approximately $20.00 per Unit (depending on the actual amount of such reserve and expenses) prior to any reduction due to state or local tax withholding.



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Page 2 of 2


         Comment 2. We note that Exhibit (a)(4) characterizes $20 per unit as "distributable proceeds" but does not explain the Fund's intentions. Clarify whether the Fund intends to distribute the "approximately $20 per unit" to security holders and if so, when. Given the limited liquidity of the partnership units, we believe a discussion of your intent to distribute the proceeds is relevant to a security holder's decision to accept the tender offer. In addition, advise supplementally how you intend to disseminate this vital information to unit holders.

         Response. Disclosure has been added to the fifth paragraph of revised
Item 4 specifying that, assuming approval by the holders of a majority of the Fund's Units, after consummation of the Sale, the Fund will, in accordance with its partnership agreement, liquidate, dissolve and distribute its net assets to the Unitholders.

         On March 15, 2005 the Fund filed with the Commission a preliminary proxy statement on Schedule 14A describing the terms and conditions of the proposed sale of the Fund's assets and the Fund's intent to liquidate, dissolve and distribute its net assets to the Unitholders and seeking the consent of the holders of a majority of the Fund's units to such sale and liquidation. Subject to the requirements of Rule 14c-5, the Fund intends to seek the consent of Unitholders pursuant to a definitive proxy statement on Schedule 14A.

         Comment 3. So security holders can better understand the reasons underlying your recommendation, please provide a discussion of the conditions that must be satisfied prior to the sale being completed. This discussion should describe all material contingencies to the sale, including obtaining the necessary number of consents from unit holders.

         Response. Disclosure has been added to the fourth paragraph of revised
Item 4 specifying the conditions that must be satisfied prior to the sale being completed, including the Fund's receipt of the necessary number of consents from Unitholders.

         Per the staff's request and pursuant to the Commission's recently published press release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses," the Fund notes that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that staff comments or changes to disclosure in response to staff comments in the filing do not foreclose the Commission from taking any action with respect to the filing and may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or comments, please do not hesitate to contact me at (410) 986-2820, or Sean Mulcahy of our office at (202) 663-6462.



                                       Very truly yours,

                                       /s/

                                       John B. Watkins